Mail Stop 4561

August 4, 2006

Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
865 South Figueroa Street, Suite 3500
Los Angeles, California 90017

Re: CB Richard Ellis Realty Trust
**   Amendment No. 4 to Form S-11**
**   Filed on July 27, 2006**
**   File No. 333-127405**

Dear Mr. Cuneo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We note your disclosure on page 88 that you own "[ ]% of the Class A" OP units and that "in [ ] 2006, CBRE REIT Holdings contributed the Class C limited partnership interest it held in CBRE OP, representing 100% of the class C limited partnership interest outstanding, to CBRE OP." Please revise to fill in the blanks and to explain the terms of this transaction, when it took place and its purpose.   Further, please revise to discuss the terms of the Class C interests.

Summary, page 1

2.	We note your response to comment 5. Please revise to reflect in the organization chart rather than in a footnote the "24.9%" ownership percentage of "Affiliates of the Dealer Manager" in CBRE REIT Holdings, LLC.

3.	We note that in the organizational chart there is currently a dotted line indicating the advisory agreement between the Investment Advisor and the Issuer. Please revise to also include a dotted line indicating the sub-advisory agreement between "Investment Advisor" and the "Affiliates of the Dealer Manager."

4.	Please revise the footnote disclosure in regards to the organizational chart to disclose such Class A interests in addition to the Class B interest that you disclose. Finally, please fill in the percentage blanks in the chart for the percentage ownership interests by you and CBRE REIT Holdings in the OP.

5.	In light of the sub-advisor's affiliation with CBRE REIT Holdings and given the amount of fees to be received by the sub-advisor, please revise the fee table to include a separate heading under which you discuss the amount of fees to be received by the sub-advisor.

Prior Performance Summary, page 51

6.	You state that "Appendix A shows relevant summary information concerning the eleven non-public real estate programs with similar investment objectives to ours." On page 53, you state that one of your objectives is to maximize cash dividends paid to your shareholders. In Table III, we note that a number of prior programs failed to pay dividends or distributions in any year. Please reconcile these disclosures.

Partnership Interests in Our Operating Partnership, page 87

7.	In the first full paragraph on page 88, you state that the limited partnership units have "economic terms substantially equivalent to the economic terms of our common shares." Please revise to define "economic terms." For instance, but without limitation, please note whether the limited partnership units have the same voting interest as the common shares.

Part II

Item 33. Recent Sales of Unregistered Securities

8.	We note your response to comment 14. Please revise to disclose the consideration received by the OP for the Class B and Class C shares issued to CBRE REIT Holdings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Accountant, at (202) 551-3469 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Robert E. King, Jr., Esq. (*via facsimile*)
        Clifford Chance US LLP